Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005
	(Thousands, except ratio amounts)
Pretax income from continuing operations	$199,368	$163,295	$386,987	$97,449	$87,127
Add fixed charges as adjusted (from below)	135,341	141,924	155,643	129,794	121,464

	$334,709	$305,219	$542,630	$227,243	$208,591

Fixed charges:
Interest expense:
Corporate	$121,406	$130,701	$140,593	$107,071	$92,945
Amortization of debt cost	7,575	3,573	6,261	16,328	10,788
1/3 of rental expense	6,360	7,650	8,789	6,395	17,731

Fixed charges	$135,341	$141,924	$155,643	$129,794	$121,464

Ratio (earnings divided by fixed charges)	2.47	2.15	3.49	1.75	1.72